Exhibit 11

CONSENT

OF

INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Offering Statement on Form 1-A/A of our report dated June 13, 2024, with respect to the balance sheets of Gin & Luck, Inc. as of December 31, 2023, and 2022, and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2023 and 2022 and the related notes to the consolidated financial statements, which report appears in the Offering Circular that is a part of this Offering Statement.

Our opinion does not cover any subsequent events from the date of our report i.e. June 13, 2024, till the date of this letter that might have an impact on the financial statements and the said events have been disclosed in Footnote 17– Unaudited Subsequent Events to the financial statements.

SetApart Accountancy Corp

January 6, 2025

Los Angeles, California